Exhibit 3.4


                    CARTER, LEDYARD & MILBURN
                          2 Wall Street
                    New York, New York  10005





                        February 21, 1996



The Chase Manhattan Bank
  (National Association), as Trustee of
  The First Trust GNMA Reinvestment Income
  Trust, Series 71
770 Broadway
New York, New York  10003

Attention:  Mr. C. William Steelman


     Re:The First Trust GNMA Reinvestment Income Trust, Series 71

Dear Sirs:

     We are acting as counsel for The Chase Manhattan Bank (National Association) ("Chase") in connection with the execution and delivery of a Trust Agreement (the "Trust Agreement") dated today's date (which Trust Agreement incorporates by reference a certain Standard Terms and Conditions of Trust dated December 19, 1991 and the same are collectively referred to herein as the "Indenture") among Nike Securities L.P., as Depositor (the "Depositor"); Securities Evaluation Services, Inc., as Evaluator (the "Evaluator); First Trust Advisors L.P., as Portfolio Supervisor (the "Supervisor"); and Chase, as Trustee (the "Trustee"), establishing The First Trust GNMA Reinvestment Income Trust, Series 71 (collectively, the "Trust Fund"), and the execution by the Trust Company, as Trustee under the Indenture, of a certificate or certificates evidencing ownership of units of fractional undivided interest (such certificate or certificates and such aggregate units being herein called Certificates and Units) in the Trust Fund, which consists of taxable mortgage-backed securities guaranteed as to principal and interest by the Government National Mortgage Association (collectively, the "Securities").

     We have examined the Agreement, the Indenture, the Closing Memorandum dated today's date (the "Closing Memorandum"), the form of the Certificate and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing we are of the opinion that:

     1. Chase is a duly organized and existing national banking association authorized to exercise trust powers.

      2. The Trust Agreement and Indenture have been duly executed and delivered by Chase and, assuming due execution and delivery by the other parties thereto, constitute the valid and legally binding obligations of Chase.

      3. The Certificates are in proper form for execution and delivery by Chase, as Trustee.

      4. Chase, as Trustee, has duly executed and delivered to or upon the order of the Depositor a Certificate or Certificates evidencing ownership of the Units, registered in the name of the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may deliver such other Certificates, in such names and denominations as the Depositor may request, to or upon the order of the Depositor as provided in the Closing Memorandum.

      5. Chase, as Trustee, may lawfully advance to the Trust Fund amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and may be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

     In rendering the foregoing opinion we have not considered, among other things, whether the Securities have been duly authorized and delivered.

     We consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-00927) filed with the Securities and Exchange Commission with respect to the registration of the sale of the Units and to the references to our name under the caption "Legal Opinions" in such Registration Statement and the preliminary prospectus included therein.

                              Very truly yours,



                              CARTER, LEDYARD & MILBURN